20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4214
26th June, 2003
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.


03024336

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 26th June, 2003
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Documents

1. Title : Announcement of Final Results for the Year Ended 31st March, 2003

   Date : 26th June, 2003

   Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

2. Title : Notification of Annual General Meeting

   Date : 26th June, 2003

   Entities requiring item : (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)
   (ii) Company's Bye-Laws; and
   (iii) pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Wednesday, 3rd September 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2003.

2. To elect Directors and fix their remuneration.

3. To appoint Auditors and fix their remuneration.

4. To consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:

(a) "**THAT**:—

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(b) "**THAT** a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

(c) "**THAT** the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 4 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 4 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 26th June 2003

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. An explanatory statement containing further details regarding resolution 4(a) will be sent to shareholders together with the 2003 Annual Report.

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

REPORT OF 2003

The audited group loss attributable to shareholders for the year ended 31st March 2003 amounted to HK$293.8 million, as compared with a profit of HK$76.7 million last year. The loss is mainly due to a provision of HK$361.5 million as a result of the continued weakness in the property market and economy here in Hong Kong. In view of the loss, the Directors do not recommend the payment of a final dividend.

The shareholders should be reminded that even after the loss for the past year, the group has retained earnings of over HK$2,636 million and shareholders' funds of over HK$4,092 million as at 31st March 2003. The net asset value is HK$6.6 per share.

FINANCIAL RESULTS

		Year ended 31st March 2003		Year ended 31st March 2002
		HK$ Million		*HK$ Million*
Turnover *(Note 2)*		197.7		284.2
Cost of property sales		(86.8)		(177.1)
Property expenses		(30.2)		(35.6)
Gross profit		80.7		71.5
Administrative expenses		(37.0)		(40.1)
Provision against properties for sale		(361.5)		–
Provision for investment securities		(15.6)		(15.6)
Operating (loss)/profit *(Note 3)*		(333.4)		15.8
Finance costs		(4.8)		(13.2)
Share of profits of associated companies		54.5		89.3
(Loss)/profit before taxation		(283.7)		91.9
Taxation *(Note 4)*				
Company and subsidiaries				
Hong Kong profits tax	(0.9)		(1.6)	
Deferred taxation	(0.3)		(1.1)	
Associated companies				
Hong Kong profits tax	(8.9)	(10.1)	(12.5)	(15.2)
(Loss)/profit attributable to shareholders		(293.8)		76.7
Dividends *(Note 5)*		12.4		24.7
(Loss)/earnings per share *(Note 6)*		($0.48)		$0.12

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and investments in associated companies.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for the current financial year:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 33	:	Discontinuing operations
SSAP 34 (revised)	:	Employee benefits

The adoption of these SSAPs has no significant effect to the accounts of the group except for the reclassification of cash flows presented in the consolidated cash flow statement and the presentation of consolidated statement of changes in equity.

2. **Turnover, revenues and segment information**

The group is principally engaged in property investment and development, investment holding and property management.

(a) *Business segments*

For the year ended 31st March 2003

	Property development	Property leasing	Property management	Hotel operation	Investment holding	Group
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
Turnover	97.5	92.8	7.0	–	0.6	197.7
Segment results before provision	(40.7)	82.5	2.9	–	(0.1)	44.6
Provision for properties	(161.3)	(200.2)	–	–	–	(361.5)
Provision for investment securities	–	–	–	–	(15.6)	(15.6)
Segment results	(202.0)	(117.7)	2.9	–	(15.7)	(332.5)
Unallocated costs						(0.9)
Operating loss						(333.4)
Finance costs						(4.8)
Share of profits/(losses) of associated companies	0.1	–	–	56.3	(1.9)	54.5
Loss before taxation						(283.7)

For the year ended 31st March 2002

	Property development	Property leasing	Property management	Hotel operation	Investment holding	Group
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
Turnover	188.1	87.7	7.9	–	0.5	284.2
Segment results before provision	(46.5)	75.0	3.8	–	–	32.3
Provision for investment securities	–	–	–	–	(15.6)	(15.6)
Segment results	(46.5)	75.0	3.8	–	(15.6)	16.7
Unallocated costs						(0.9)
Operating profit						15.8
Finance costs						(13.2)
Share of profits of associated companies	13.1	–	–	76.2	–	89.3
Profit before taxation						91.9

(b) *Geographical segments*

	Turnover		Operating (loss)/profit	
	2003	2002	2003	2002
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*
Hong Kong	117.7	283.9	(321.1)	37.2
United States of America	80.0	0.3	(12.3)	(21.4)
	197.7	284.2	(333.4)	15.8

3. **Operating (loss)/profit**

	2003	2002
	HK$ Million	*HK$ Million*
Operating (loss)/profit is stated after charging the following:		
Depreciation	0.2	0.2

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2002: 16%) on the estimated assessable profits for the year.

5. **Dividends**

	2003	2002
	HK$ Million	*HK$ Million*
Interim, paid, of 2 cents (2002: 2 cents) per ordinary share	12.4	12.4
Final, proposed, of Nil cents (2002: 2 cents) per ordinary share	–	12.3
	12.4	24.7

6. **(Loss)/earnings per share**

The calculation of (loss)/earnings per share is based on the loss attributable to shareholders of HK$293.8 million (2002: profit of HK$76.7 million) and ordinary shares in issue of 617,531,425 (2002: 617,531,425).

BUSINESS REVIEW

Property Development

Your group has purchased San Clemente Technology Park II in California during the year. Construction work for the site is at a preliminary stage. Foundation work at the Chung Hum Kok luxury residential project (Rural Building Lot No. 1164) is progressing. Superstructure work for the project is expected to take place around mid-August this year.

Hotel

Major renovation work of the hotel rooms at Sheraton-Hong Kong Hotel, in which your group has a 35% interest, has completed. However, due to the SARS crisis, occupancy rates had dropped to historical low levels. It is expected that occupancy rates would not return to more normal levels before the end of 2003.

High-tech Investments

We have not committed any new high-tech investments during the year. As the US economy is showing signs of recovery, it is expected that our investments will generate satisfactory return to the shareholders over the next few years.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associated companies.

At 31st March 2003, the group's borrowings net of cash, was HK$165.3 million as compared with HK$187.1 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$840.9 million. All of the group's borrowings were denominated in Hong Kong dollars.

As at year end, approximately 59.3% of the group's borrowings were payable within one year and 40.7% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' funds, is maintained at a low level of 5.9% at 31st March 2003, when compared to 5.5% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2003, amounted to HK$279.9 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associated companies, employs a total of 239 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$48.2 million for the year ended 31st March 2003. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of investment securities as at 31st March 2003 of HK$101.1 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

The Hong Kong economy is suffering from deflation and anaemic economic growth. The SARS crisis is making a recovery even more distant. Your group is expecting that the current economic situation will last a few more years before a genuine recovery can take place. Our strategy for the past few years was based upon this economic scenario; it will continue to be so for the foreseeable future.

Your group's low gearing and conservative policies will help us emerge from the current economic downturn a much stronger company than many of our competitors.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 26th June 2003